Exhibit 99.1

AMERI Offers To Merge with Edgewater Technology

Offer Price of $8.50 per EDGW share
Lone Star Value and AMERI Form Group to Change Edgewater’s Board

Princeton, NJ, October 26, 2015—AMERI Holdings, Inc. (OTC: AMRH) (together with its affiliates, “Ameri100”) announced today that it has delivered a merger proposal to Edgewater Technology, Inc. (“Edgewater”, “EDGW”, or the “Company”) (NASDAQ: EDGW) valuing Edgewater at a price of $8.50 per share, which is a substantial premium to where EDGW stock has traded over the last seven years.  Based on its rejection of Ameri100’s previous proposal that was submitted privately, and its refusal to engage in discussions, we are concerned that Edgewater’s incumbent Board of Directors (the “Board”) will once again reject this now public proposal, despite the significant premium and strategic benefits to Edgewater shareholders.  Therefore, Ameri100 is announcing the formation of a group (the “Shareholder Group”, “we”, or “us”) with Lone Star Value Management, LLC (together with its affiliates “Lone Star Value”) for the purposes of reconstituting the Edgewater Board for the benefit of all Edgewater shareholders.  The Shareholder Group owns 625,000 shares of EDGW, representing an approximate 5.3% ownership stake in Edgewater.

By way of background, Ameri100 first contacted Edgewater a few months ago to initiate a dialogue to explore a potential business combination between the two companies.  Edgewater’s representatives refused to meet.  Ameri100 then took the step of sending a formal written proposal to Shirley Singleton, CEO and Chairman, and the Edgewater Board, expressing Ameri100’s interest in a strategic business combination with Edgewater at a valuation of $8.50 per EDGW share.  Ameri100’s offer was based solely upon public information and we again emphasized our desire to meet with the Edgewater Board and management to explore the benefits of a strategic combination.  The Edgewater Board responded with a cursory and “unanimous” rejection less than a week later, again without any dialogue with us, any explanation, or any evidence of serious consideration.  In light of the substantial benefits to Edgewater shareholders that we believe would result from a combination between Ameri100 and Edgewater and the Edgewater Board’s nonchalant refusal to engage with us and properly consider this opportunity for creating value for EDGW shareholders, we believe the incumbent Edgewater Board is not appropriately serving the best interests of EDGW shareholders in a manner consistent with its fiduciary duties.  We have reluctantly come to the conclusion that the Edgewater Board must be reconstituted for EDGW shareholder value to be maximized and the Company’s full potential to be realized.

We believe Edgewater’s clients, employees, and shareholders would benefit from a merger with Ameri100.  The Shareholder Group nominees, if elected by Edgewater shareholders, will take their fiduciary duties very seriously and commit to form an independent special committee, hire a reputable financial adviser, and explore all strategic alternatives, including the sale of the Company to the highest qualified bidder with no special preference to Ameri100.

Edgewater’s US-Only Business Model is Outdated

The IT services industry, in which Ameri100 and Edgewater compete, can be bifurcated into two distinct business models: US-based and India-based.  The India-based business model involves US-based employees working with clients at the client site and India-based employees working on project execution in conjunction with the US-based employees.  The India-based model allows for faster completion times and better client service, representing a better value proposition for clients.  Edgewater has all of its employees based in the US with no presence in India while Ameri100 has about one-third of its employees based in the US and two-thirds based in India.  Edgewater has clearly stuck with a US-only business model, while Ameri100 has successfully executed on an India-based business model.

The companies reported by Edgewater as its peer group in its proxy statement (all US-based IT service companies) have failed to meaningfully grow revenues or generate acceptable profit margins, and have vastly underperformed their India-based peers over the last six years as shown in the table below.

	Revenue Growth(3)
	2009	2010	2011	2012	2013	2014
US-based IT services(1)	-5.3%	11.6%	9.7%	4.9%	1.2%	-2.6%
India-based IT services(2)	1.0%	26.4%	24.0%	12.9%	12.1%	11.2%
Growth Difference	6.3%	14.8%	14.3%	8.0%	10.9%	13.8%

These US-based IT services companies also have higher operating costs than India-based ones, which translates into significant margin underperformance as shown in the table below.

	Operating Profit Margin(3)
	2010	2011	2012	2013	2014	5-Yr Avg
US-based IT services(1)	1.3%	2.5%	3.6%	0.1%	-2.0%	-0.7%
India-based IT services(2)	17.3%	15.8%	18.4%	19.7%	17.1%	17.4%
Margin Difference	16.0%	13.3%	14.8%	19.6%	19.1%	18.1%

In addition to superior revenue growth and profit margins, India-based IT services stocks trade at much higher multiples than US-based ones and have generated far superior stock price performance.  During CEO Singleton’s tenure(4) at Edgewater, for example, the India-based IT services companies generated stock price appreciation of over 650% vs. only 54% for EDGW, a whopping performance gap of approximately 600%.

Edgewater appears to be trying to offset its outdated, structurally-flawed business model by making acquisitions, but its revenue growth remains low and its operating costs high, which has led to margin degradation.  For example, comparing the 12-months ended 6/30/2015 to the 12-months ended 6/30/2014, the Company’s revenues grew only 4% (despite making acquisitions), its gross margins declined to 34% from 38%, and its operating margin declined to 3% from 8%.  We believe that Edgewater’s Board and management are either unable or unwilling to adjust the Company’s business model and cost structure.  In our view, retaining Edgewater’s current flawed business model within the quickly shifting IT servicing industry will lead to continued operating and financial underperformance, which is why we believe Edgewater’s incumbent Board needs to be reconstituted.

Over Compensated for Underperformance

We believe the Edgewater Board and management team are overcompensated, especially in light of their poor performance.  In 2014, for example, the Edgewater Board and management team paid themselves more than $4.6 million while the stock price declined that year.  Over the past six years, Edgewater’s Board and management team have been paid approximately 46% of the Company’s total EBITDA (pre Board and NEO compensation) as shown in the table below.

	Total Board & Named Executive Officer (“NEO”) Compensation % EBITDA(5)
	2009	2010	2011	2012	2013	2014	Total	% of Total
Board Comp	$444,175	$424,600	$445,800	$486,000	$482,500	$455,770	$2,738,845	6%
NEO Comp	$2,431,106	$2,070,909	$2,617,014	$3,031,551	$3,616,310	$4,163,093	$17,929,983	40%
EBITDA	$(2,314,000)	$1,812,000	$6,429,000	$3,872,000	$6,263,000	$8,564,000	$24,626,000	54%
EBITDA Pre-Comp	$561,281	$4,307,509	$9,491,814	$7,389,551	$10,361,810	$13,182,863	$45,294,828	100%

We fear that the Edgewater Board and management team are far more concerned with operating the Company as a personal compensation vehicle rather than driving shareholder value.  If a transaction between Ameri100 and Edgewater is consummated, the combined Ameri100-Edgewater company would aim to implement a true pay-for-performance compensation system, which will benefit Edgewater’s employees and improve efficiency and utilization.  We believe in paying for performance, not tenure.  We further believe that instituting a pay-for-performance culture, combined with leveraging Ameri100’s already established India-based workforce and infrastructure, will allow Edgewater’s current employees greater opportunities to advance their careers, work experience, and compensation.

Focused on Personal Gains Rather Than Shareholder Rights and Value

Starting in 2012, a frustrated shareholder issued numerous public letters outlining the destruction of value by Edgewater’s incumbent Board, its excessive compensation, and its lack of independence.  The Edgewater Board ultimately disregarded the shareholder’s requests to change the Board and improve corporate governance, and instead responded by amending the management team’s employee agreements and severance packages, which increased their compensation and entrenched themselves further.  The new severance agreements increased the management team’s change in control payments to $5 million with CEO Singleton’s personal severance package alone accounting for more than $1.8 million(6) of this total.  We believe implementing these shareholder unfriendly policies demonstrates that the incumbent Board and management team at Edgewater are entrenched and are using the Company as a personal compensation vehicle regardless of performance or shareholder value creation.

Shareholders Demand Change

Unfortunately, Edgewater has a stale Board with an average tenure of over 10 years in an industry vastly altered over this time period.  During this time, we believe the incumbents have overseen significant operating and financial underperformance and have massively and disproportionately increased management’s compensation.  We believe that this poor track record has led to shareholder frustration as evidenced by the lack of shareholder support for the uncontested re-election of the incumbents at the 2015 annual shareholder meeting.  Excluding our estimate of the insider votes, the lead independent director, Wayne Wilson, had 55% of the independent shares vote against his re-election and no incumbent director would have received more than 60% of the independent votes cast – a remarkable result in an uncontested election(7).  Edgewater shareholders are clearly frustrated with the incumbent Board, and the Shareholder Group’s proposed Board change provides the solution in an alternative slate, which has a coherent strategy to maximize shareholder value, grow the business, and increase profitability.

Conclusion

The India-based IT services companies have generated far superior revenue growth, profit margins, and stock price performance to the US-based ones over the past 5-10 years and currently trade at much higher multiples of revenue, EBITDA, and earnings.  Edgewater has significantly underperformed the industry leaders due to the incumbent Board’s inability or unwillingness to adapt the Company’s business model.  By merging the Company with Ameri100, we believe that Edgewater shareholders will immediately begin to realize the benefits of a new business model – one with higher revenue growth, higher profit margins, and higher stock price appreciation potential.  In addition, we believe that Edgewater’s clients and employees will be better served by a broader product and service offering and a combined US-based and India-based workforce.

As a result of the Edgewater Board rejecting our $8.50 per share proposal and refusing to even meet with us to discuss a potential business combination, we have reluctantly come to the conclusion that Edgewater shareholders need a new independent Board for shareholder value to be maximized.  If elected as the new directors of Edgewater, our nominees will work to create an independent special committee, retain a reputable financial adviser, and conduct a full and fair process to explore strategic alternatives, including the sale of the Company to the highest qualified bidder.

The Edgewater Board still can and should reconsider Ameri100’s proposal and should immediately form a special committee to conduct a full and fair strategic review process and engage in good faith negotiations with us.  If the Board fails to do so, we are fully prepared to move forward with our campaign to replace five non-executive incumbents with independent and qualified directors whose interests are better aligned with the Company’s shareholders and who are truly committed to maximizing shareholder value.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements.  Forward-looking statements may include, without limitation, statements regarding (i) speculative plans and objective of AMERI Holdings, Inc. (ii) AMERI Holdings, Inc. and Edgewater Technology, Inc.’s future financial performance and (iii) the assumptions underlying or relating to any statement described above.  Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon AMERI Holdings, Inc. current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over or are unknown.  Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties.

About Ameri100:

Ameri100 is the brand name used by the operating business of AMERI Holdings, Inc.  Ameri100 was formed in November 2013 as a next generation technology management solutions firm.  Its founders have extensive experience in IT services and grew a previous company to a 1,000 person organization, which was sold to a private equity firm.  Ameri100 has combined lean technology innovation and deep business process expertise to exceed client expectations, leveraging an extensive Lean Enterprise Architecture Partnership "LEAP" of over 4,500 technology experts worldwide.  Ameri100 has assisted Global 2000 companies with architecture and technology solutions, enabling customers to transform businesses with the integration of seamless processes.  Ameri100 has continuously invested in innovative solutions such as the Langer Index and CDM which, we believe, have enhanced the competitive advantage of Ameri100's clients.

Please visit www.Ameri100.com for further information including full biographies of our management team and Board of Directors.

About Lone Star Value Management:

Lone Star Value Management, LLC (“Lone Star Value”) is an investment firm that invests in undervalued securities and engages with its portfolio companies in a constructive way to help maximize value for all shareholders.  Lone Star Value was founded by Jeff Eberwein who was formerly a Portfolio Manager at Soros Fund Management and Viking Global Investors.  Lone Star Value is based in Old Greenwich, CT.

AMERI Investor Contact Information:
Carlos Fernandez
carlos.fernandez@ameri100.com
732-243-9250

EDGW Investor Contact Information:
John Grau
InvestorCom, Inc.
(203) 972-9300 ext. 11

Shareholder Group Nominees

Lenny Alugas – Accomplished Global Operations Executive:

•
Mr. Alugas’ experience and knowledge in executive technology roles, turnaround management, and operational improvement arms of large companies will make him an extremely valuable addition to the Edgewater Board

•	Mr. Alugas has more than 30+ years of experience in the technology industry, specializing in revenue generation, turnaround management, operational improvement, and business development
•	Mr. Alugas currently serves as the Senior Vice President of Operations at Western Union, where he is responsible for leading 1/3 of the company’s total employees
•	Mr. Alugas most recently served as the Senior Vice President of Global Renewals at Symantec Corporation
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Mr. Alugas has held numerous other executive positions at Symantec/Norton, which included SVP of Norton’s Worldwide eCommerce, Consulting Services, and Worldwide Education & Training divisions, beginning in 2002

•	Prior to his time at Symantec, Mr. Alugas served as the Acting President & COO of Multitude, Inc.
•	He also served as the General Manager of HP Education and SAP Consulting at Hewlett-Packard
•	Mr. Alugas earned a BS in Mechanical Engineering from Columbia University

Stephen R. Bova, Former Chairman and CEO – Technisource (formerly IntelliMark IT Business Solutions):

•	Mr. Bova previously served on the Edgewater Board (1999-2001) and Edgewater’s current CEO, Shirley Singleton, reported to him while both were at Staffmark, EDGW’s predecessor company
•	Mr. Bova’s previous executive IT roles, familiarity with the Edgewater business, and experience serving on public boards will make him an extremely important addition to the EDGW Board
•	Mr. Bova has more than 40 years of experience in the IT, consulting, and high-end technology services and software industry
•	Mr. Bova currently serves as a Business Strategy Consultant and CEO Mentor
•	He is also currently serving on the Board of Directors at BlueInGreen LLC, Lindsey Software Systems, OPTOMI LLC, and Labscoop LLC.
•	From 1999, Mr. Bova was President, COO, a member of the Edgewater Technology’s Board of Directors from 1999-2001
•
From 2000-2007, Mr. Bova was the Chairman and CEO of Technisource, inc. (formerly IntelliMark IT Business Solutions), a high performance IT staffing and services company; IntelliMark was previously a subsidiary of Edgewater until Mr. Bova led a management-investor buyout in November 2000.

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Mr. Bova led a management buyout with private equity partner, Charlesbank Capital Partners, successfully executed and integrated two significant acquisitions, utilized capital markets to maximize shareholder value, achieve top operating performance and orchestrated successful exit.

•	In 2002, Mr. Bova initiated and led the acquisition of Technisource, a public company. Following the successful integration, the combined company was rebranded Technisource
•	We note that of the 7 Boards of Directors that Mr. Bova was a member, 3 of the companies were sold during his tenure on the Board (including a company that was sold to Oracle)

Robert G. Pearse, Managing Partner – Yucatan Rock Ventures:

•	Mr. Pearse’s extensive leadership experience and deep understanding of the technology industry will make him a valuable addition to the Board
•	He has more than 30+ years of experience in the IT industry
•	Mr. Pearse is currently the Managing Partner and Co-Founder at Yucatan Rock Ventures, where he specializes in technology investments and consulting
•	Mr. Pearse serves as director and the chairman of the compensation committee for AMERI Holdings, Inc., Novation Companies, and CrossRoads Systems, Inc.
•	Since January 2015, Mr. Pearse has served as director for Aviat Networks, Inc
•	From 2005 to 2012, he served as VP of Strategy and Market Development at NetApp, Inc. (NASDAQ:NTAP) (“NetApp”), a computer storage and data management company
–	At NetApp, Mr. Pearse played an influential role in creating corporate growth as well as market and business development which drove NetApp to become a Fortune 500 company
•	From 1987 to 2004, he held leadership positions at Hewlett-Packard
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As Vice President of Strategy and Corporate Development from 2001-2004, Mr. Pearse drove the rapid growth of HP’s Services business through successful acquisition and integration of target service firms.

•	Mr. Pearse also worked at PricewaterhouseCoopers LLP, Eastman Chemical Company, and General Motors Company
•	Mr. Pearse earned a MBA degree from Stanford Graduate School of Business in 1986, and a BS in Mechanical Engineering from the Georgia Institute of Technology in 1982

Dhruwa (“Dru”) Rai, former CIO – Axalta Coating Systems:

•	Mr. Rai’s multi-functional business experience in sales/marketing, product management, operations and IT in global environments will make him an essential addition to the Board
•	He has 25+ years of experience in both the Industrial and IT industries
•	Mr. Rai served as a Director for FCS Software Ltd. from 2007 to 2010
•	Mr. Rai served as the Chief Information Officer and Senior Vice President of Business Processes at Axalta Coating Systems Ltd (formerly DuPont Performance Coatings)
–	He joined Axalta Coatings in 2013 and led the business process and IT transformation including the separation from Dupont
•	In 2012 Mr. Rai joined Williams Companies, Inc., an energy infrastructure company in Tulsa, OK, and served as the Chief Information Officer
•	From 2009 to 2011, Mr. Rai served as the Vice President and General Manager of Momentive Performance Materials, Inc. (formerly General Electric Advanced Materials)
–	He served as Director of Global IT Applications at Momentive Performance
–	He joined Momentive Performance from GE through the acquisition of GE Advanced Materials, which he helped spearhead
•	Mr. Rai served as a Director of Global IT Applications at General Electric Company
•	Prior to 2007, Mr. Rai has worked as a manager at Delphi and Ernst & Young
•	Mr. Rai has a Bachelor of Engineering degree in Industrial Engineering and an M.B.A. in Operations Management from the University of Connecticut

Timothy Whelan, CPA, Managing Director/Co-Founder – Echo Financial Business Consulting:

•
Mr. Whelan’s wealth of experience in executive roles, international operations, financial expertise, serving on the Board of a public company, and his proven track record in value creation will make him an extremely important addition to the Board

•	Mr. Whelan has more than 20+ years of experience in technology, advisory, and corporate and public accounting
•
Mr. Whelan currently serves as a Managing Director and the Co-Founder of Echo Financial Business Consulting, where he advises Boards and management on financial and operational improvement initiatives and M&A transaction support

•	He is also currently a member of the Board of Directors, Audit Committee, and Chair of the Compensation Committee at Wireless Telecom Group
•	From 1999-2013 Mr. Whelan was the CFO and COO at IPC Systems, an international leader in communications technology, software, and services to trading floors of Financial Services firms
•	During his time at IPC Systems, he led 7 acquisitions, 2 divestitures, 3 ownership changes, and $2.4 billion worth of debt financings
•
Mr. Whelan earned a BS in Accounting and a Minor in Naval Science from Villanova University in 1988.  He also served as a Lieutenant, Supply Corps Officer, and Helicopter Control Officer in the United States Navy

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(1)
US-based peer group based on EDGW’s 2015 proxy statement: CRTN US, CSPI US, GVP US, GUID US, III US, INOD US, LLNW US, MHH US, MATR US, NTWK US, NCIT US, PRFT US, QADA US, RCMT US, SMSI US, SYNC US, HCKT US, & WYY US.

(2)	India-based peer group: CTSH US, TECHM IN, IGTE US, SYNT US, TCS IN, INFO IN, WPRO IN, HCLT IN, MTCL IN, HEXW IN, PSYS IN, KPIT IN, ZENT IN, & NITEC IN.
(3)	Operating Income and Revenue sourced from Bloomberg: Annual Revenue Growth calculation = (RevenueYear1/RevenueYear0-1); Annual Operating Margin calculation = (Operating IncomeYear1/RevenueYear1).
(4)	7/21/2005 to 9/30/2015.
(5)	Source = Bloomberg: EBITDA defined as Operating Income + DD&A Expense.
(6)	Source = Edgewater’s 2015 Proxy Statement.
(7)	Source = Edgewater’s 2015 Proxy Statement; shareholder vote numbers exclude our estimate of insider votes, which equates to 999,621 shares.